UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

GENCORP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

368682100
(CUSIP Number)

February 4, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ionic Capital Management LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 3,135,790 shares as of February 4, 2014 (3,185,790 shares as of the filing date) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 3,135,790 shares as of February 4, 2014 (3,185,790 shares as of the filing date) Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 3,135,790 shares as of February 4, 2014 (3,185,790 shares as of the filing date) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 5.07% as of February 4, 2014 (5.15% as of the filing date) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO - Limited Liability Company

Item 1.

(a)	Name of Issuer
GenCorp, Inc.
(b)	Address of Issuer's Principal Executive Offices
2001 Aerojet Road, Rancho Cordova, California, 95742

Item 2.

(a)	Name of Person Filing
Ionic Capital Management LLC
(b)	Address of Principal Business Office or, if none, Residence
366 Madison Avenue, 9th Floor, New York, New York 10017
(c)	Place of Organization
Delaware
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
368682100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[x]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned**
3,135,790 shares as of February 4, 2014 (3,185,790 shares as of the filing date)
(b)	Percent of Class
5.07% as of February 4, 2014 (5.15% as of the filing date)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
0 shares
	(ii)	shared power to vote or to direct the vote
3,135,790 shares as of February 4, 2014 (3,185,790 shares as of the filing date)
	(iii)	sole power to dispose or to direct the disposition of
0 shares
	(iv)	shared power to dispose or to direct the disposition of
3,135,790 shares as of February 4, 2014 (3,185,790 shares as of the filing date)

** Shares reported for Ionic Capital Management LLC reflect shares held of record, or issuable pursuant to convertible securities held of record, by private investment funds of which Ionic Capital Management LLC or Ionic Capital Partners LP is the investment advisor.  Ionic Capital Management LLC is the general partner of Ionic Capital Partners LP.  Ionic Capital Management LLC has ultimate voting and investment control over the shares reported herein, but disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 10, 2014

IONIC CAPITAL MANAGEMENT LLC

By: /s/ John C. Richardson
John C. Richardson
Chief Operating Officer and General Counsel